SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)*

Castle Brands Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148435100

(CUSIP Number)

Steven D. Rubin

4400 Biscayne Boulevard, Suite 1500

Miami, Florida 33137

Telephone: (305) 575-6015

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

————————————————

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148435100	13D/A	Page 2 of 6 Pages

1		Names of Reporting Persons Phillip Frost, M.D.
2		Check The Appropriate Box if a Member of a Group
(see instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (see instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 819,776 (1)
	8	Shared Voting Power 53,093,886 (2)(3)
	9	Sole Dispositive Power 819,776 (1)
	10	Shared Dispositive Power 53,093,886 (2)(3)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 53,913,662 (1)(2)(3)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13		Percent of Class Represented by Amount in Row 11 33.6% (4)
14		Type of Reporting Person (see instructions) IN

(1) Includes vested options (including options that will be exercisable within 60 days of the date hereof) to purchase 40,000 Common Shares (as defined herein).

(2) Includes (i) 43,167,540 Common Shares held by the Gamma Trust (as defined herein) and (ii) 555,556 Common Shares issuable upon conversion of $500,000 aggregate principal amount of the Convertible Note (as defined herein) held by the Gamma Trust. Does not include Common Shares issuable upon the conversion of accrued but unpaid interest on the Convertible Note, which is payable in cash on a quarterly basis; the Convertible Note and accrued but unpaid interest thereon is convertible into Common Shares in whole or in part from time to time at the option of the holder.

(3) Includes 9,370,790 Common Shares held by the Nevada Trust (as defined herein).

(4) The calculation of the percentage is based on (i) 160,034,464Common Shares outstanding as of February 8, 2016, as reported on the 10-Q filed on February 9, 2016, (ii) 40,000 Common Shares to be issued upon the exercise of vested options (including options that will be exercisable within 60 days of the date hereof) held by the Reporting Person and (iii) 555,556 Common Shares issuable upon conversion of $500,000 aggregate principal amount of the Convertible Note held by the Gamma Trust.

CUSIP No. 148435100	13D/A	Page 3 of 6 Pages

1		Names of Reporting Persons Frost Gamma Investments Trust
2		Check The Appropriate Box if a Member of a Group
(see instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (see instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 43,723,096 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 43,723,096 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 43,723,096 (1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13		Percent of Class Represented by Amount in Row 11 27.2% (2)
14		Type of Reporting Person (see instructions) OO

(1) Includes (i) 43,167,540 Common Shares held by the Gamma Trust and (ii) 555,556 Common Shares issuable upon conversion of $500,000 aggregate principal amount of the Convertible Note held by the Gamma Trust. Does not include Common Shares issuable upon the conversion of accrued but unpaid interest on the Convertible Note, which is payable in cash on a quarterly basis; the Convertible Note and accrued but unpaid interest thereon is convertible into Common Shares in whole or in part from time to time at the option of the holder.

(2) The calculation of the percentage is based on (i) 160,034,464 Common Shares outstanding as of February 8, 2016, as reported on the 10-Q filed on February 9, 2016, and (ii) 555,556 Common Shares issuable upon conversion of $500,000 aggregate principal amount of the Convertible Note held by the Gamma Trust.

CUSIP No. 148435100	13D/A	Page 4 of 6 Pages

1		Names of Reporting Persons Frost Nevada Investments Trust
2		Check The Appropriate Box if a Member of a Group
(see instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (see instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,370,790
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,370,790
11		Aggregate Amount Beneficially Owned by Each Reporting Person 9,370,790
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13		Percent of Class Represented by Amount in Row 11 5.9% (1)
14		Type of Reporting Person (see instructions) OO

(1) The calculation of the percentage is based on 160,034,464 Common Shares outstanding as of February 8, 2016, as reported on the 10-Q filed on February 9, 2016.

CUSIP No. 148435100	13D/A	Page 5 of 6 Pages

SCHEDULE 13D/A

AMENDMENT NO. 9 TO SCHEDULE 13D

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed by Phillip Frost, M.D., an individual (“Frost”), Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”), and Frost Nevada Investments Trust, a trust organized under the laws of Florida (the “Nevada Trust”, and together with the Gamma Trust, the “Trusts”; and the Trusts, together with Frost, each a “Reporting Person” and together the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on September 15, 2008, as amended by Amendment No. 1 to Schedule 13D filed on October 22, 2008 with the SEC, Amendment No. 2 to Schedule 13D filed on February 20, 2009 with the SEC, Amendment No. 3 to Schedule 13D filed on May 27, 2009, Amendment No. 4 to Schedule 13D filed on July 6, 2010, Amendment No. 5 to Schedule 13D filed on June 20, 2011, Amendment No. 6 to Schedule 13D filed on October 26, 2011, Amendment No. 7 to Schedule 13D filed on March 14, 2014, and Amendment No. 8 to Schedule 13D filed on August 15, 2014, with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Florida corporation and successor by merger to Castle Brands Inc., a Delaware corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

Based on the most recently disclosed number of outstanding Common Shares, the Reporting Persons are filing this Amendment to report a decrease in their respective current beneficial ownership percentages of the Issuer’s Common Shares, resulting solely from an increase in the number of outstanding Common Shares.

Item 5. Interest in Securities of the Issuer

(a) and (b)         Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:

The Reporting Persons beneficially own Common Shares as follows:

Name	Number of Common Shares	Sole or Shared Voting	Sole or Shared Dispositive	% of Total Outstanding
Phillip Frost, M.D.	819,776(1)	Sole	Sole	0.5%(2)
	53,093,886(3)(4)	Shared(5)(6)	Shared(5)(6)	33.1%(7)
Total:	53,913,662 (1)(3)(4)			33.6%(8)

Frost Gamma Investments Trust	43,723,096(3)	Shared(5)	Shared(5)	27.2%(7)

Frost Nevada Investments Trust	9,370,790	Shared(6)	Shared(6)	5.9%(9)

(1) Includes vested options (including options that will be exercisable within 60 days of the date hereof) to purchase 40,000 Common Shares.

(2) The calculation of the percentage is based on (i) 160,034,464 Common Shares outstanding as of February 8, 2016, as reported on the 10-Q filed on February 9, 2016, and (ii) 40,000 Common Shares to be issued upon the exercise of vested options (including options that will be exercisable within 60 days of the date hereof) held by the Reporting Person.

(3) Includes (i) 43,167,540 Common Shares held by the Gamma Trust and (ii) 555,556 Common Shares issuable upon conversion of $500,000 aggregate principal amount of the Convertible Note held by the Gamma Trust. Does not include Common Shares issuable upon the conversion of accrued but unpaid interest on the Convertible Note, which is payable in cash on a quarterly basis; the Convertible Note and accrued but unpaid interest thereon is convertible into Common Shares in whole or in part from time to time at the option of the holder.

CUSIP No. 148435100	13D/A	Page 6 of 6 Pages

(4) Includes 9,370,790 Common Shares held by the Nevada Trust.

(5) Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(6) Frost is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the securities held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.

(7) The calculation of the percentage is based on (i) 160,034,464 Common Shares outstanding as of February 8, 2016, as reported on the 10-Q filed on February 9, 2016, and (ii) 555,556 Common Shares issuable upon conversion of $500,000 aggregate principal amount of the Convertible Note held by the Gamma Trust.

(8) The calculation of the percentage is based on (i) 160,034,464 Common Shares outstanding as of February 8, 2016, as reported on the 10-Q filed on February 9, 2016, (ii) 40,000 Common Shares to be issued upon the exercise of vested options (including options that will be exercisable within 60 days of the date hereof) held by the Reporting Person and (iii) 555,556 Common Shares issuable upon conversion of $500,000 aggregate principal amount of the Convertible Note held by the Gamma Trust.

(9) The calculation of the percentage is based on 160,034,464 Common Shares outstanding as of February 8, 2016, as reported on the 10-Q filed on February 9, 2016.

(c)         Item 5(c) is hereby deleted in its entirety and replaced with the following:

During the past 60 days prior to the date hereof, the following transactions occurred:

On February 19, 2016, Frost exercised (i) an option to purchase 100,000 Common Shares at an exercise price of $0.35 per Common Share, (ii) an option to purchase 20,000 Common Shares at an exercise price of $0.23 per Common Share, (iii) an option to purchase 20,000 Common Shares at an exercise price of $0.29 per Common Share, (iv) an option to purchase 20,000 Common Shares at an exercise price of $0.27 per Common Share and (v) an option to purchase 20,000 Common Shares at an exercise price of $0.29 per Common Share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 2, 2016

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

By: /s/ Phillip Frost, M.D.
Name: Phillip Frost, M.D.
Title: Trustee

FROST NEVADA INVESTMENTS TRUST

By: /s/ Phillip Frost, M.D.
Name: Phillip Frost, M.D.
Title: Trustee